April 29, 2005
Confidential
Mr. Michael Moran, Accounting Branch Chief
Mr. Brian V. McAllister
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3-8
Washington, D.C. 20549
Via EDGAR and Courier

Re:	The Sportsman’s Guide, Inc.
Draft Form 10-K/ A for the year ended December 31, 2004
File No. 0-15767
Dear Messrs. Moran and McAllister:
      On behalf of The Sportsman’s Guide, Inc. (the “Company”), set forth below is our response to the Staff’s comment letter dated April 25, 2005 regarding the above-referenced draft Amendment No. 1 to the Form 10-K/ A (the “Draft Form  10-K/ A”) and accompanying explanatory letter which were submitted in response to the Staff’s original comment letter dated March 31, 2005 regarding the Company’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 17, 2005. To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the Staff’s additional comments provided in its April 25, 2005 comment letter.
Consolidated Balance Sheets, Page 30
      1. We note your response to prior comment 3. You state the entire $30 million purchase price consideration has been recorded including the $3 million in escrow which is not contingent and distributable when specified future events occur. Explain why the amount is in escrow if it is not contingent. Clarify how the breach of representations or warranties by the sellers is not a future event or happening. Are there claims pending for which the final amount of the claim is unknown? Amounts held in escrow should be disclosed and not recorded as contingent consideration in your balance sheet until the outcome is determinable beyond a reasonable doubt. See paragraph 26 of SFAS No. 141. Please advise or revise your financial statements for the following:

•	Elimination of $3 million in restricted cash and escrow liability balances;

•	Reflect cash outflows for the acquisition as the entire $30.4 million and revise the related disclosures in Note D;

•	Include the disclosures required in paragraphs 26 and 51f. of SFAS No. 141; and

•	Disclose the nature and amount of the corrections as required by paragraphs 36 and 37 of APB 20.
      The purchase price consideration for the acquisition of The Golf Warehouse was not contingent on earnings nor on a security price. While we were not aware of any unknown or undisclosed liabilities that would have caused us to reduce the amount we agreed to pay for the acquisition, we negotiated an amount to be held in escrow to offset the remote possibility of the occurrence of such an event or other breach of representations and warranties by the sellers. There have not been any claims filed against the escrow and there are no pending claims. Given the facts as of the date of the acquisition, we believed payments of the amounts in escrow to the sellers were highly probable, and accordingly we included these amounts in the purchase price. However, upon further review of SFAS No. 141 paragraphs 25-27, we believe the resolution of a contingency being determinable “beyond a reasonable doubt” is a high threshold, and accordingly, we will adjust our balance sheet at December 31, 2004 to reflect the elimination of the $3 million escrow liability and a corresponding reduction in the purchase price (specifically goodwill). As amounts are released from the cash escrow account, the escrow account will be reduced and goodwill will be increased. We believe it is appropriate to retain the $3 million of restricted cash on our balance sheet as this cash remains our property and is available to offset future claims, if any.
      Current disclosure in Note D of our consolidated financial statements as set forth in the Draft Form 10-K/ A will be modified to indicate that the escrow amounts have not been included in the purchase price as of December 31, 2004. Additionally, disclosure will be added as required by paragraphs 36 and 37 of APB No. 20 that will describe this change and will indicate the change had no effect on net income and related per share amounts. The proposed revised disclosures in Note D are set forth in Appendix A to this letter.
Note A-3 Revenue Recognition, page 31
      2. We note your response to prior comment 8. Please advise or revise your disclosures for the following:

•	Please tell us whether title for drop shipments passes to you or directly to your customers and how you overcome the indicators of net revenue reporting and report drop-shipments on a gross basis, if applicable. In your response include the criteria in EITF No. 99-19 and Question 10 of SAB No. 101; and

•	Please consider revising your disclosures referencing an installment payment plan because of your response stating you do not have installment sales.
      In your response, please show us what your revised disclosures will look like.
      The title to merchandise shipped by our factory direct or drop ship vendors to our customers passes first to us and then ultimately to our customer. At the time the merchandise is shipped from the vendor’s distribution facility, we take title to the product and have an obligation to the vendor for its cost. For our factory direct or drop ship arrangements, we recognize revenue based on the gross amount billed to our customer because we have earned the revenue from the sale of the product. In making this judgment, we have considered and overcome the following indicators of net revenue reporting in EITF No. 99-19:

•	Paragraph 15. The supplier (not the company) is the primary obligor in the arrangement. We are the primary obligor in our factory direct/drop ship arrangements. We, not our vendor, are responsible to the customer for fulfillment of the order and acceptability of the product purchased. We offer an unconditional guarantee on all products sold to TSG customers. If our customer is not satisfied at any time for any reason, we will issue a full refund upon return of the product, issue a partial refund or even ship a new product if the original merchandise was not received. Our factory direct/drop ship vendors’ primary responsibilities are to stock the merchandise and arrange shipment of the product to our customer.

•	Paragraph 16. The amount the company earns is fixed. The product cost of each factory direct/drop ship product sold by us is negotiated with the vendor. Once the product cost is negotiated, we control the retail price to our customer. The resulting gross profit varies by individual product.

•	Paragraph 17. The supplier (not the company) has credit risk. Our factory direct/drop ship vendors do not assume any credit risk for the sale price of the product to the customer. While we collect the full sale price prior to shipment, we absorb any chargebacks by our customers and we also assume the credit risk on all sales under the Buyer’s Club 4-Pay Plan.
      Additionally, we believe the guidance provided by Question 10 of SAB No. 101 does not apply to our drop ship transactions because we take title to the products as described above, we assume credit risk for the transaction and we are not compensated on a commission or fee basis.
      In response to the Staff’s comment, we will revise the current disclosure concerning our Buyer’s Club 4-Pay Plan in our Business and Management’s Discussion and Analysis sections as set forth in the Draft Form 10-K/ A to remove any reference to the term “installment”.

      3. We note your response to prior comment 9. Please tell us what consideration you have given to SAB No. 104 which states a deferral of revenue for up-front fees like the Buyer’s Club fee is appropriate if those fees are not an exchange for products representing the culmination of a separate earnings process. See Question 1 of SAB Topic 13A3.f. If you believe that deferral is not appropriate and the up-front fee is a culmination of a separate earnings process, tell us how you satisfy the following:

•	Your up-front fees qualify as single units of accounting under paragraph 9 of EITF No. 00-21;

•	Your basis for allocating consideration to the separate units in the Buyer’s Club fee arrangement; and

•	Your basis for the timing and the recording of the Buyer’s Club fee during the membership term.
      TSG’s customers can purchase one-year memberships in our Buyer’s Club for a $29.99 annual fee. TSG also offers two-year memberships for $59.97. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as members earn discounts. The member earns discounts when the ordered merchandise has been shipped from our warehouse or from our factory direct vendors’ facility. As the merchandise ordered by a club member is shipped, the club fee is recognized in income in an amount equal to the related discount earned by the customer on the specific shipment. This is calculated for each shipment on an individual basis until the program-to-date discounts earned equal the annual membership fee. Any remaining deferred or unearned membership fees are recognized in income after the expiration of the membership period.
      SAB No. 104 and Question 1 of SAB Topic 13A3.f. both reference nonrefundable up-front fees. Under our Buyer’s Club program, the up-front membership fee is refundable upon the customer’s request at any time during the membership period. The membership fee refund would be equal to the unearned membership fee amount at the date of the refund request. The customer does not receive a refund of the membership fee for previously earned discounts. If the year-to-date earned discounts exceed the up-front membership fee, the customer is not entitled to a refund. We believe the Buyer’s Club fees are closely connected with future purchases and discounts, and therefore the fee is not an exchange for current products or services and does not represent the culmination of a separate earnings process. We believe the deferral is appropriate as described in SAB 104 and Question 1 of SAB Topic 13A.f.
Stock Options, page 37
      4. We note your response to prior comment 10. Please advise or revise your current diluted-pro-forma calculations of earning per share which do not appear to be calculated correctly in Form 10-K/ A.
      In response to the Staff’s comment, we will revise the current diluted pro-forma calculations of earnings per share for 2003 in Note A-11 of our consolidated financial statements as set forth in the Draft Form 10-K/ A as follows:

•	Basic — pro forma earnings per share for 2003 will be changed from $.80 to $.79

•	Diluted — pro forma earnings per share for 2003 will be changed from $.74 to $.73
      Following the resolution of the Staff’s comments, we would propose to file the Draft Form 10-K/ A as revised above and as may be necessary to reflect any other changes resulting from any further Staff comments.

      If you desire clarification of the above responses or require additional information relating to the Company, please call Charles B. Lingen, Chief Financial Officer at (651) 552-5106.

Sincerely,

Gregory R. Binkley
President and Chief Executive Officer

Appendix A
NOTE D — ACQUISITION
      On June 29, 2004, the Company acquired 100% of the outstanding membership interests of The Golf Warehouse, L.L.C. from Falconhead Capital LLC, a private investment firm, and members of TGW management pursuant to a Membership Interest Purchase Agreement dated as of June 29, 2004. The purchase price for TGW was approximately $30.5 million and was funded from the Company’s working capital and borrowings under the Company’s credit facility with Wells Fargo Bank, National Association. The purchase price for TGW of $30.5 million consisted of $30 million for 100% of the outstanding membership interests and $0.5 million of transaction costs.
      The acquisition of TGW has been accounted for using the purchase method of accounting. The fair market value of the net assets acquired resulted in the following purchase price allocation (in thousands), net of $4.0 million deposited in escrow (see below):

Net assets acquired, including:
Current assets	$6,674
Property and equipment	1,013
Liabilities assumed	(5,371)

Net assets acquired	2,316
Trade and domain name	10,200
Customer lists and non-compete agreements	750
Goodwill	13,166

Total purchase price	$26,432

      The acquisition transaction had the following net effect on the accompanying 2004 consolidated statement of cash flows (in thousands):

Fair value of net working capital acquired	$1,303
Fair value of property and equipment acquired	1,013
Purchase price assigned to:
Goodwill	14,166
Identifiable intangibles	10,950

Cash purchase price	$27,432

      Pursuant to the Membership Interest Purchase Agreement dated June 29, 2004, $4.0 million of the estimated purchase price was deposited into an escrow account. In accordance with and subject to the escrow agreement, the escrow agent shall distribute amounts (net of claims) from the escrow account to the Sellers as follows (in thousands):

90 days after closing date	$ 500
180 days after closing date	500
360 days after closing date	1,500
540 days after closing date	Remaining Funds
      As of December 31, 2004, there was restricted cash in escrow of approximately $3.0 million. As these funds are released from escrow, the purchase price will be increased accordingly.
      Previously, the Company recorded the amounts in escrow related to this acquisition as a liability and additional purchase price (specifically goodwill). This change had no effect on net earnings or net earnings per share as previously reported.

NOTE D — ACQUISITION (Continued)
      The following unaudited pro forma summary represents the consolidated results of operations as if the TGW acquisition had occurred at the beginning of 2003. This presentation does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.
      For the years ended December 31:

	2004	2003

Net sales	$259,542	$237,129
Net income	8,079	6,646
Basic net earnings per share	1.14	.93
Diluted net earnings per share	1.01	.84